Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

July 27, 2016

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has been notified that a class action lawsuit has been filed against it by the AYNI, a local civil association, seeking the cessation of charges made in connection with the issuance of monthly expense records for Visa credits cards and restitution of the allegedly overpaid amounts. The lawsuit does not claim a specific amount of damages.

The lawsuit was filed at the Civil and Commercial Court of First Instance, 4 Nomination, of Salta City.

Banco Galicia is analyzing the content and implications of the lawsuit. Banco Galicia estimates that an unfavorable resolution of this lawsuit will not have a significant impact on Banco Galicia´s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.